

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 20, 2008

Jesus Reyes Heroles Gonzalez Garza
Chief Executive Officer
Petroleos Mexicanos
Avenida Marina Nacional No. 329
Colonia Huasteca, Mexico, D.F. 11311
Mexico

> **Re:** **PEMEX Project Funding Master Trust**
> **Registration Statement on Form F-4**
> **Filed July 23, 2008**
> **File No. 333-152486**
>
> **Petroleos Mexicanos**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed June 30, 2008**
> **File No. 0-00099**

Dear Mr. Garza:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-4 for PEMEX Project Funding Master Trust

1.   We have limited our review of Pemex Project Funding Master Trust's Form F-4
        to compliance with the comments, as set forth below, on the Form 20-F filed June
        30, 2008 for Petroleos Mexicanos. We will not act on any request for
        acceleration of effectiveness of the F-4 until you have cleared all comments to the
        Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2007

Financial Statements, page F-1

Consolidated Statements of Changes in Financial Position, page F-7

2.   Please explain to us the origin of the financing activities line item, "Sales of
        future accounts receivable." In addition, tell us how you have presented this cash
        outflow on the consolidated statements of cash flows you have prepared on a U.S.
        GAAP basis.

Note 21- Differences Between Mexican and U.S. GAAP, page F-46

(b) Pensions and seniority premiums, page F-50

3.   We note you adopted SFAS 158 on January 1, 2007, which required you to
        recognize on your balance sheet the funded status of your pension and post
        retirement pension plans. Please note that gains or losses, prior service costs or
        credits, and transition assets or obligations that had not yet been included in net
        periodic benefit cost as of the end of the fiscal year in which SFAS 158 is initially
        applied should be recognized as components of the ending balance of
        accumulated other comprehensive income, net of tax. That is, any required
        adjustment should be reported as an adjustment of the ending balance of
        accumulated other comprehensive income. Please refer to paragraph 16a and
        Example 1 in Appendix A of SFAS 158 and confirm you adhered to this guidance
        upon adopting this Standard for US GAAP purposes.

(l) Supplemental condensed information on a U.S. GAAP basis, page F-73

Consolidated Statements of Operations, page F-74

4.   We note that you have reported certain taxes and duties as a deduction from your
        total of income before taxes, duties, and other and minority interest in your
        statements of operations. Please note for U.S. GAAP purposes, taxes that are not
        based on income, but are related to production and other events are generally
        classified as production costs and/or operating expenses. Please revise your

statements of operations accordingly, or tell us why you believe these tax amounts are appropriately characterized outside of operating income for US GAAP purposes.

Consolidated Statements of Cash Flows, page F-75

5.   We note that you have reported an amount of Ps. 27,717,544 in retirement, seniority premiums and other postretirement benefit payments as a cash outflow from financing activities in your 2007 statement of cash flows. For U.S. GAAP purposes, we generally would expect to see this amount characterized as a cash outflow from operating activities. Please revise your statement of cash flows accordingly, or tell us why you believe this amount has been appropriately classified as a financing activity.

Further, it appears you made similar cash payments in 2006. Please explain where these cash payments are reflected on the statement of cash flows for the year ended December 31, 2006.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracie Towner at 202-551-3744 or Jenifer Gallagher at 202-551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at 202-551-3579 or me at 202-551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief